Exhibit 99.201

DEFI TECHNOLOGIES INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS

You are invited to the 2022 annual and special meeting (the “Meeting”) of common shareholders (the “Shareholders”) of DeFi Technologies Inc. (the “Corporation”).

When:                 Friday, May 6th, 2022 at 10:00 a.m. (Toronto time)

Where:               198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2

The purpose of the Meeting is as follows:

1.	Financial Statements. Receive and consider the audited consolidated financial statements as at and for the fiscal year ended December 31, 2021;
2.	Auditor Appointment. Appoint RSM Canada LLP as auditor of the Corporation;
3.	Elect Directors. Consider and elect the directors for the ensuing year;
4.	Name Change. The Corporation is proposing to change its name to “1Valour Inc.”; and
5.	Other Business. Consider other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

The details of all matters proposed to be put before the Shareholders at the Meeting are set forth in the management information circular (the “Circular”) accompanying this Notice of Meeting. At the Meeting, Shareholders will be asked to approve each of the foregoing items.

The board of directors of the Corporation unanimously recommends that the Shareholders vote FOR each of the appointment of RSM Canada LLP as auditor of the Corporation, the election of the directors of the Corporation for the ensuing year and the Name Change

Each Common Share will entitle the holder thereof to one (1) vote at the Meeting.

The directors of the Corporation have fixed the close of business on March 29, 2022 as the record date, being the date for the determination of the registered Shareholders entitled to notice and to vote at the Meeting and any adjournment(s) or postponement(s) thereof.

Shareholders and/or their appointees may participate in the Meeting by way of conference call however votes cannot be cast on the conference call. Please register at https://us02web.zoom.us/meeting/register/tZclfu-trz4vG9VhQ2b-a-Km722ufDxTcwW2 receive conference call details. Electronic copies of the Meeting materials may be obtained under the Corporation’s profile on www.SEDAR.com.

Proxies are being solicited by management of the Corporation. A form of proxy for the Meeting accompanies this notice (the “Proxy”). Shareholders who are entitled to vote at the Meeting may vote either in person or by Proxy. Shareholders who are unable to be present in person at the Meeting are requested to complete, execute and deliver the enclosed Proxy to the Corporation’s registrar and transfer agent, TSX Trust, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 by no later than 10:00 a.m. (Toronto time) on May 4, 2022, or if the Meeting is adjourned or postponed, by no later than 48 hours prior to the time of such reconvened meeting (excluding Saturdays, Sundays and holidays). The Chairman of the Meeting may waive or extend the time limit for the deposit of Proxies. Beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary should follow the instructions provided by their broker, custodian, nominee or other intermediary in order to vote their Common Shares.

Registered holders of the potash stream preferred shares of the Corporation are hereby provided with notice of, and are entitled to attend, the Meeting and be heard at such Meeting.

DATED at Toronto, Ontario as of the 7th day of April, 2022

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Russell Starr”
Chief Executive Officer and Executive Chairman